Filed by Entegris, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Eagle Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is a transcript of Entegris’ Q3 2005 Earnings Conference Call on June 16, 2005.

FINAL TRANSCRIPT

Thomson StreetEvents™

ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

Event Date/Time: Jun. 16. 2005 / 8:30AM ET

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Heide Erickson

Entegris, Inc. - IR Director

Jim Dauwalter

Entegris, Inc. - CEO

John Villas

Engetris, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Avinash Kant

Adams, Harkness & Hill - Analyst

Stuart Muter

RBC Capital Markets - Analyst

Hari Chandra

Deutsche Bank - Analyst

Tom Diffely

Merrill Lynch & Co. - Analyst

Theodore O’Neill

Wells Fargo Securities - Analyst

Kevin Ray

Longbow Research - Analyst

Jesse Pichel

Merrill Lynch & Co. - Analyst

Vijay Rakesh

Next Generation Equity Research - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Entegris 2005 third-quarter earnings release conference call. Today’s call is being recorded. At this time, for opening remarks and introductions, I’d like to turn the call over to Heide Erickson, Director of Investor Relations. Please go ahead.

Heide Erickson - Entegris, Inc. - IR Director

Thank you, Peter. Good morning and thank you for joining us to discuss Entegris’ fiscal 2005 third-quarter results. With me today are Jim Dauwalter, Chief Executive Officer, and John Villas, Chief Financial Officer.

To start off, let me preface our remarks with a Safe Harbor statement. Certain matters we discuss, other than historical information, may include forward-looking statements. Actual results could differ materially from the forward-looking statements we make. Additional information concerning the factors that could cause results to differ is contained in the 10-K we filed in November of 2004, the 10-Qs we have filed since that time, and other documents previously filed with the SEC.

1

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

We may also refer to this call to non-GAAP financial measures as defined by the SEC in Regulation G. Reconciliation of non-GAAP financial measures to comparable reported results of operations under GAAP has been available on the Investors page of our Web site at www.Entegris.com.

This morning, Jim will provide an update on the merger, John will review the third-quarter numbers, and we will conclude with an update of operational highlights and Q&A. We will end the call by 9:30 AM Eastern time.

Now, I will turn the call over to Jim Dauwalter.

Jim Dauwalter - Entegris, Inc. - CEO

Well, good morning and thank you, Heide.

Before we comment on the quarter, I want to recap the status of our announced merger with Mykrolis. As you know, on March 21 of this year, we announced a definitive agreement to combine with Mykrolis in a merger-of-equals and a merger-of-choice transaction. This is a compelling and exciting business combination, and the more we work together to plan the integration of our two companies, the more potential we see.

At this point in the process, I’m limited in what I can say because the transaction has not yet closed, but you should know that I’m pleased with the integration planning progress we’re making. The new combined company, which will be called Entegris, will be a leader in purifying, protecting and transporting critical materials in the semiconductor and microelectronics manufacturing process. Our business will largely be unit-driven with global reach to serve and support customers everywhere. We will provide products and subsystems that are critical to our customers’ manufacturing processes and can directly help improve yields along the technology roadmap.

We’re moving quickly to close the transaction and have received early termination of the waiting period under the Hart-Scott-Rodino Act and are working through the process to have our S-4 registration statement declared effective by the SEC. We anticipate finalizing the merger during the third calendar quarter.

With that little update, I’ll now turn the call over to John, who will go over our financials.

John Villas - Engetris, Inc. - CFO

Thank you, Jim. Overall, I’m pleased with our third-quarter performance. We focused on strengthening our market leadership position, meeting and exceeding our customers’ expectations and continued work on adjusting our cost and infrastructure.

For the third quarter, Entegris reported sales of $87.1 million, compared to 98.6 million a year ago and 85.1 million sequentially in the 2005 second quarter. Sales were in line with our guidance.

We also delivered a per-diluted-share profit of $0.09, compared to $0.12 a year ago and $0.6 sequentially in the 2005 second quarter. This exceeded our expectations of $0.07 to $0.08. We generated approximately $20 million in cash from operations. We now have about $164 million in cash and short-term investments.

Now, I will review the income statement in detail, followed by the balance sheet. Just as in the second quarter, sales to the data storage market were very strong. Semiconductor sales were flat, as anticipated, with unit-driven sales showing a nice recovery while capital-spending-driven sales, particularly to the OEM community, remained weak.

2

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

As a percent of total sales, semiconductor accounted for 72% in the third quarter, down sequentially from 76% in the second quarter of 2005. Data storage sales contributed 16%, up from 12% during the second quarter. Services sales were 7% versus 8% last quarter. Life sciences were 4%, up from 3% last quarter. Fuel cell was 1%, flat with the second quarter.

Let’s look at each market individually. In the semiconductor market, overall sales remained stable with the second quarter. Sales for the materials consumption-driven portion of our semiconductor market, as it relates to wafer shipper sales, posted a third-quarter sequentially increase of about 10% after a decline of about 12% in the fiscal second quarter. Typical quarter-to-quarter fluctuations are in the mid single digit percentage range. But remember, our second quarter ended in February and included holidays and also some fab shutdown. We believe Entegris’ semiconductor fourth-quarter unit-driven sales will remain solid, primarily driven by overall fab utilization.

For our capital-spending-driven products, demand for our 300 mm FOUP offering was again very strong, offset by weakness in smaller wafer-sized fabs and in our fluid handling offerings to the OEM community. The capital equipment market is slowly improving. Overall, underlying industry fundamentals look promising.

In data storage, sequentially from the second to third quarter of 2005, sales rose about 36% after an over 40% increase from the first to second quarter. The gains were driven by strong worldwide demand for hard disk drives, particularly related to consumer electronics. However, we are cautious about our fourth quarter because historically we have experienced some seasonal weakness in demand in that period. Therefore, even though industry fundamentals remain strong, we expect data storage sales to decline slightly in our fourth quarter from third-quarter levels.

Services sales were down 10% from the second quarter of 2005 primarily because of timing issues related to revenue recognition for cleaning equipment. That should translate into a stronger fourth quarter as we capture more equipment sales. Life sciences sales rose 24% sequentially from the second quarter. Entegris is now recognizing revenue for some large equipment orders related to our clean-in-place equipment offering that we booked during the last two quarters. This should again result in a sequential improvement in fourth-quarter life sciences sales.

The fuel cell market also saw improving sales, as we continue to increase the number of customers we serve and the revenue we generate from these customers.

On a geographic basis, Entegris’ third-quarter sales in North America totaled 38%; in Asia-Pacific, 31%; in Europe, 16%; and in Japan, 15% — all similar to the second quarter with North America improving slightly and Asia-Pacific declining slightly.

Now, I will move to the gross margin analysis. Gross margins during the quarter were 40.5%, consistent with second-quarter levels. Raw material pricing for some of our product lines put some pressure on gross margins during the quarter. In addition, we wrote off and reserved for aging inventory per our usual policy. We have a number of initiatives in place to manage raw material pricing increases, including expanding our sourcing options and passing on some price increases to our customers. We would anticipate gross margins in the upcoming fourth quarter to be similar to third quarter’s levels under normal circumstances. However, the anticipated additional expenses of up to $3 million in 2005 fourth quarter related to realignment activity will result in lower gross margins. This will impact the bottom-line earnings per share by about $0.03.

As we previously announced in our May 3 press release, we are redeploying some of our production and administrative activities to increase manufacturing efficiencies and asset utilization. This initiative has already allowed us to add 300 mm FOUP manufacturing capacity and should result in annual savings of $1 million or more once fully implemented. During the fourth quarter, the additional expenses we will incur are related to accelerated depreciation associated with assets scheduled to be abandoned and out-of-pocket expenses related to the relocation of production and the readying of facilities.

SG&A expenses were $23.3 million in the 2005 third quarter, below the 24.4 million reported in the second quarter. We continuously work to flex our spending to revenue levels. Some of the actions we took in second quarter 2005 positively impacted the third quarter. We anticipate fourth-quarter levels to be more in line with second quarter of 2005 levels, due to integration

3

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

costs related to the merger and expenses related to Semicon West, the large North American semiconductor tradeshow which occurs in our fourth quarter.

During the third quarter of 2005, we invested $4.9 million in engineering, research and development, compared to 4.4 million in the second quarter. That’s within our historical quarterly spending level of about 4.5 million to 5 million per quarter.

Operating income was 8% of sales during the third quarter, up sequentially from 7% during the second quarter of 2005. Interest income increased during the third quarter to $800,000, up from 295,000 during the second quarter, primarily because of the increased cash balance, along with higher yields, and one-time interest income of about $140,000 related to a tax refund. Other income rose to $1.9 million from $28,000 during the second quarter. As noted in our last conference call, we received the first of two scheduled distributions during the quarter in connection with Applied Materials’ acquisition of Metron. The third-quarter payment consisted of $3.75 per share for Entegris’ 1.1 million shares of Metron Stock, now named Nortem, which totaled $3.9 million. This resulted in a pre-tax gain of $1.8 million or 1.1 million after-tax. Just last week, we received a second and final distribution of $1.1 million in cash. This will result in a pre-tax gain of $1.1 million or 664,000 after-tax for our fiscal fourth quarter.

We recorded a tax expense of $2.5 million for the third quarter of fiscal 2005, which equates to an effective tax rate of about 26%. Based our current analysis of the Company’s fiscal 2005 projected tax position, we now anticipate an effective tax rate of about 27% for the full fiscal year and 29% for the fourth fiscal quarter, including the Metron gain.

Entegris reported net income up $7.1 million or $0.09 per diluted share for the 2005 third quarter, versus 4.5 million or $0.06 per diluted share for the 2005 second quarter. This does include the $1.1 million after-tax gain on the distribution payment related to Metron.

Our balance sheet continues to be very strong. Cash and investments on-hand are now $164 million, up 14 million from the 2005 second quarter. We generated about $20 million in cash from operations during the third quarter. Short and long-term debt at quarter end was 24.6 million, down from 27.1 million. Overall, inventories of 44.3 million rose $1.3 million from the second to the third quarter, primarily due to equipment waiting for acceptance by our customers and some buffer inventory built to accommodate the realignment of our manufacturing facilities. Depreciation and amortization expense was approximately $5.9 million for the quarter, and capital expenditures were 6.8 million.

Before I turn the call back to Jim, I would like to say that I’m pleased with our financial performance this quarter. We kept SG&A expenses under control, even with additional integration expenses. Our balance sheet remains in great shape, and we generated significant cash from operations. Financially, we’re well positioned to develop and maintain our worldwide infrastructure, invest in new and improving technologies, and support our broad customer base around the globe. Jim?

Jim Dauwalter - Entegris, Inc. - CEO

Well thanks, John.

I’m also pleased with the Company’s results this quarter. We executed well, we focused on meeting and exceeding our customers’ expectations, and we made further progress adjusting our infrastructure to market demand. As an organization, strengthening our market leadership position and materials integrity management is a high priority. Therefore, new product and service developments with the goal of increasing value to our customers are of critical importance.

I’d like to give you a few examples. We all know that, as line width gets smaller, the environment touching the wafer has to become more controlled. Our FOUPs and reticle pods are a critical part of IC manufacturing. After all, the wafer spends the majority of the manufacturing cycle in our product. Many customers are now developing or implementing adding gases such as nitrogen into our FOUPs and reticle pods to exercise even tighter control over this critical environment. Customers are recognizing how essential Entegris products are to increasing yields by reducing haze and particle counts. We believe that

4

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

purging will become a core part of many of our customers’ leading edge IC manufacturing processes. Taking care of our product and components, such as the filter within our FOUP, will become increasingly important. This trend should help our solutions offering, which includes services, but also allows us to sell, for example, purge stations to control the environment within FOUPs and reticle pods.

The trend to smaller line widths also impacts 200 mm fabs. An example here is our integrated flow controllers already have great spec positions in many of the 300 mm processes handling critical fluids. We are also seeing a developing trend to retrofit systems with our integrated flow controllers used in 200 mm wafer manufacturing. That’s particularly important in the fast-growing Chinese market. Again, controlling environments is becoming ever more vital, and we are in a great position to take advantage of these trends. After all, that’s what we stand for — materials integrity management.

My last example relates to our high-density polyethylene drums, also called HD PD drums. Entegris focuses on providing chemical drums for top electronics-grade fluids. With smaller line widths, higher purity in the chemical consistency is essential. Entegris is a leader in the high-purity electronics-grade chemical market with our drum offering. The technical demands on our product are constantly increasing. A general drum manufacturer has limited ability to support this demanding and changing market.

To meet customers’ expectations, we have to continue to develop our technology, but we also have to adjust our infrastructure to cost-sensitive demands. This is a continuous effort and in many cases necessitates developing additional capabilities in Southeast Asia. As I mentioned to you last quarter, we are in the process of producing the first high-purity drums at our joint venture facility in Taiwan. These 200 liter FluoroPure drums are specifically designed for the region and should improve our services level to customers in the area and expand Entegris’ market share. Up to this point, we have produced all our HD PD drums in North America.

In addition to drum manufacturing, we are also establishing a regional service center in Taiwan.

In the United States, we are increasing our 300 mm FOUP production capabilities. We are the primary provider of FOUPs to the semiconductor market and have seen a steady rise in demand. The added capacity helps us, particularly during high-volume periods. As we announced in early May, Entegris is redeploying some production and administrative activities to increase manufacturing efficiencies and asset utilization while maintaining production capacity. This allowed us to expand 300 mm FOUP production and will also result in the closing of one of our facilities in Chaska and shifting products to different facilities. During the fourth quarter, we anticipate that we will incur expenses related to this move of up to $3 million pretax, or $1.9 million after-tax. We evaluate adjusting infrastructure and optimizing the use of assets as a continuous effort and a great opportunity to stay ahead of our competitors and meet our customers’ requirements.

This brings me to the outlook for the fourth quarter. In the semiconductor market, we are emerging from a mild slowdown with our unit-driven business remaining solid, related to fab utilization. However, the capital equipment market is slower to recover and more volatile. Overall, underlying industry fundamentals look promising. Demand for our data storage products remains strong, but we anticipate a pause during the historically slower summer months.

In our new markets of services, life sciences and fuel cell, sales are anticipated to be flat to up sequentially. Our overall expectations for the fourth quarter of 2005 are for sales to be about the same as the third quarter and earnings per share to be between $0.04 and $0.05. EPS estimates include both the anticipated expenses related to the realignment of production and administrative activities and the benefit from the last distribution related to Metron.

To wrap up, let me reiterate that I’m excited about Entegris’ prospects in our current markets. Entegris is a company of strength. Many materials and integrity management offerings are becoming more critical to customers as line widths shrink. We have demonstrated the ability to successfully manage through all market conditions and continuously sharpen our focus on delivering value to our customers while improving asset utilization. As John said, we have a strong financial position with $164 million in cash and investments.

5

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

Now, we will open it up to questions for you.

QUESTIONS AND ANSWERS

Operator

Thank you. Today’s question-and-answer session will be conducted electronically. (OPERATOR INSTRUCTIONS). Avinash Kant, Adams Harkness and Hill.

Avinash Kant-Adams, Harkness & Hill - Analyst

Good morning. I had one or two questions, actually. The first one I had was you talked about the semiconductor business being flat quarter-over-quarter, and you said that the unit-driven business was pretty strong while you did see some weakness in the CapEx-driven side. Of course, you have similar comments going forward for Q4. Would you kind of give us some idea of what was the order of decline in the CapEx side of business?

Jim Dauwalter-Entegris, Inc. - CEO

Well, the CapEx side of the business — the unit-driven business was up, as we said, 10%, so that’s wafer shipper products. The rest of our capital-spending-driven products were a little bit soft, and that’s primarily related to the OEM community for fluid handling products and some of our wafer processing products, where we see the business get softer as time goes on at 200 mm and below product offerings. Our 300 mm product offering continues to be very strong; we are winning the fabs that are available to be won out there, and in general, we’re going to continue, Avinash, to make sure that we are managing our business through all market conditions and serving our customers well.

Avinash Kant-Adams, Harkness & Hill - Analyst

Low single digit maybe or high single digit decline sequentially, maybe in this kind of business?

Jim Dauwalter-Entegris, Inc. - CEO

For which part, the —?

Avinash Kant-Adams, Harkness & Hill - Analyst

For the CapEx side?

Jim Dauwalter-Entegris, Inc. - CEO

For the next quarter?

Avinash Kant-Adams, Harkness & Hill - Analyst

No, in the current quarter and then maybe if you could comment on the next quarter.

6

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

Jim Dauwalter-Entegris, Inc. - CEO

For the current quarter, with our wafer shipper products, our unit-driven products in particular up, yes, some of the semiconductor OEM business and others were down a few percentage points. For next quarter, we basically see things in a very stable mode. You know, we continue to feel the industry has promising potential but for the current quarter, we are just expecting things to be pretty much similar and flat. We continue to have low visibility. I think, as you know, Avinash, we are a high turns business; we ship our orders pretty quickly after receipt of those orders.

Operator

Stuart Muter, RBC Capital Markets.

Stuart Muter-RBC Capital Markets-Analyst

Good morning. Jim or John, just a clarification there — for the quarter, March quarter, you saw capital spending sales down a few percentage points, and for August, you see it basically stable. Is that correct?

Jim Dauwalter-Entegris, Inc. - CEO

Yes, for our May quarter, you mean, Stuart, instead of March quarter?

Stuart Muter-RBC Capital Markets-Analyst

Sorry, yes.

John Villas-Engetris, Inc. - CFO

Yes, we continue to see things pretty flat. We saw a nice rebound this last quarter in some of the unit-driven products, which was good after the more than expected decline in the February quarter, so we see I guess just more of the same as we go into this August quarter.

Jim Dauwalter-Entegris, Inc. - CEO

It’s kind of unusual in this industry that we can see two quarters looking similar.

Stuart Muter-RBC Capital Markets-Analyst

Yes, that’s definitely unusual, I agree.

On the gross margin, there’s some work there in terms of dealing with the increased materials cost. How long do you think that’s going to take to kind of get your gross margins back to normal levels?

John Villas-Engetris, Inc. - CFO

Well, we continue to be very proactive on that front. We’ve been insulated for quite some time with the price increases from our resin suppliers, but now with the worldwide markets and the commodity market showing some strength, it has started to

7

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

impact us. Basically, we want to target continuing to improve our operating income, so we are working all the time on the materials costs and how we’re going to manage through that with many different options in front of us.

Stuart Muter - RBC Capital Markets - Analyst

John, do you think — I think you said, on the gross margins, ordinarily you would think it would be flat, but it’s going to be down a little bit, is that correct?

John Villas - Engetris, Inc. - CFO

Yes. Actually, it could be down quite a bit because of these unusual nonrecurring or one-time type charges that we will be taking during the August quarter for movement of product, realigning our facilities, and also depreciating some assets that will be written off or taken off our books very soon here. So that’s about $3 million, Stuart, and that will impact all of the gross margin line. We think it’s still a very prudent move to redeploy our assets to get more efficiency and to position us for the future here.

Stuart Muter - RBC Capital Markets - Analyst

Okay, thanks very much.

Operator

Hari Chandra, Deutsche Bank.

Hari Chandra - Deutsche Bank - Analyst

Good morning. I just wondered overall how much of the wafer carrier business declined in the latest quarter and what was the growth of 300 mm FOUP versus the decline to the 200 mm and less than that?

John Villas - Engetris, Inc. - CFO

Well, the wafer carrier business that we sell to the IDMs and the foundries, it was off just a few percentage points. Wafer carriers, as it relates to the 300 mm FOUP offering, was up nicely and well into double digits, so the 200 mm and below product offering continues to show signs of weakness here, which I guess we would expect as we go forward with the transition from 200 to 300 mm.

That being said, we continue to have opportunities to convert 200 mm facilities and below to our state-of-the-art product, our latest technology product, so our customers can realize a very rapid payback. So we don’t see that market as a complete washout; there are continued opportunities for Entegris there.

Hari Chandra - Deutsche Bank - Analyst

Can you give a breakout in terms of percentage of 300 mm versus the others of the wafer carriers?

John Villas - Engetris, Inc. - CFO

300 mm makes up a healthy percentage, I would say well over 30% of the wafer carrier product offering.

8

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

Hari Chandra - Deutsche Bank - Analyst

Can you quantify as to how much percentage of your increase in the FOUP capacity and how much marketshare you have on the market there?

John Villas - Engetris, Inc. - CFO

Yes, where we are increasing our 300 mm FOUP capacity quite a bit; we’re actually planning to basically double that. I think that we need to meet the demand of our customers, so we are continuously adjusting and this is part of our flexing process to be more efficient.

Jim Dauwalter - Entegris, Inc. - CEO

Yes, that really is part of our asset redeployment, and you know, that is something that we work on constantly to make sure we are continuing to meet our customers’ need and demand.

Hari Chandra -Deutsche Bank - Analyst

Finally, can you quantify how much was the aging (indiscernible) write-off in the quarter and also, in terms of material costs, what percent of cost did that constitute? Thank you.

John Villas - Engetris, Inc. - CFO

Yes, material costs as a percentage of our COGs is in the neighborhood of more than 40% — (technical difficulty) — generally in the COGs area. In terms of the write-off of inventory, let’s just say, in the inventory reserving and the write-offs, it was several hundreds of thousands of dollars. We are typically looking at this on a quarter-to-quarter basis, always being proactive in managing that. This quarter was just a little bit heavier than perhaps it has been in the last several quarters.

Operator

Brett Hodess, Merrill Lynch.

Tom Diffely - Merrill Lynch & Co. - Analyst

Good morning. This is Tom Diffely. Can you talk a little bit about your ability to pass on price increases in the current environment if raw material prices keep going up?

Jim Dauwalter - Entegris, Inc. - CEO

Yes, we have an ongoing program to continually look at that at all of our products and to make sure that, as appropriate, we can pass on modest increases. Some of our business is under contract, just as some of our suppliers are under contract, and of course, you can’t do that but it’s constantly on our roadmap, and we look at it all the time.

Tom Diffely - Merrill Lynch & Co. - Analyst

Okay. A little bit on the realignment plans — how do these change with or without the acquisition or the merger with Mykrolis?

9

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

Jim Dauwalter - Entegris, Inc. - CEO

These realignment plans have nothing to do with the merger. These are things that Entegris is redeploying, whether we were doing something with another company or not. This is all internal things that we’ve been considering for some time.

Tom Diffely - Merrill Lynch & Co. - Analyst

Okay, great. Thank you.

Operator

Theodore O’Neill, Wells Fargo.

Theodore O’Neill - Wells Fargo Securities - Analyst

I’d like to follow up on the call about the — the question about the wafer carriers. It appears that the volume of semiconductors being made throughout the world isn’t going down, and so I’m wondering if there’s a loss of share or there’s some other shift that is causing your wafer carrier business below 300 mm to be going down.

Jim Dauwalter - Entegris, Inc. - CEO

Theodore, this is Jim. The biggest driver there is 300 mm. It’s not at all about loss of share but rather the fact that they’re getting more chips off of a 300 mm wafer than a 200 or a 150, obviously. So, that really is the biggest driver there.

John Villas - Engetris, Inc. - CFO

Our share here continues to be very, very solid. We see no change in our market share position. During the ramp that occurred in fiscal ‘04, we saw some increases in 200 mm and below spending as our customers wrapped up their facilities. That capacity has now been filled. The good news is that, at some point in time, those products will need to be replaced, and then we will be well-positioned there with our very strong market position.

Theodore O’Neill - Wells Fargo Securities - Analyst

What’s your market position in China with respect to 150 and 200 mm wafer carriers?

Jim Dauwalter - Entegris, Inc. - CEO

We are very strong and well-positioned in China. You know, China isn’t going to make up for the rest of the world but what business is there, we feel real good about our position there and have the resources in that area of the world to support that effort.

Now, the other piece on 200 mm, Theo, is as line widths come down and as some fabs and companies just can’t afford to make the jump to 300 mm, there is an opportunity to take the 300 mm technology and push it down at the 200 mm wafer level. So, there could be some potential business there as some of that takes place.

10

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

Theodore O’Neill - Wells Fargo Securities - Analyst

Thank you.

Operator

Jesse Pichel, Piper Jaffray. Mr. Pichel, your line is open.

We will continue with Kevin Ray, Longbow Research.

Kevin Ray - Longbow Research - Analyst

Good morning, gentlemen. I was wondering if you could break down your overall semiconductor market sales between the — the percentage between the unit-driven sales and the CapEx-driven sales.

John Villas - Engetris, Inc. - CFO

Yes. Generally, our semiconductor business is about 70% of our business, 72% this last quarter, and it really fluctuates quarter-to-quarter. I would say it’s generally moving in around that 50-50 range. Some quarters, it’s going to be — unit-driven is going to be over 30%; other quarters, CapEx can be a little over 50%. But it’s generally moving up and down in that kind of range.

Operator

(OPERATOR INSTRUCTIONS). Jesse Pichel, Piper Jaffray.

Jesse Pichel - Merrill Lynch & Co. - Analyst

Yes, good morning now. For the fiscal fourth quarter, where are you seeing the most growth out of the unit-driven business? Conversely, where are you seeing the greatest weakness in the fourth quarter for your CapEx-driven business? Thank you.

John Villas - Engetris, Inc. - CFO

Well, Jesse, we mentioned that our unit-driven business — data storage is certainly unit-driven. We expect some weakness there and the semiconductor-unit-driven business, we see continued promise signs there.

Jesse Pichel - Merrill Lynch & Co. - Analyst

Well, could you give me some geography detail there, specifically what geography you’re seeing the —?

Jim Dauwalter - Entegris, Inc. - CEO

Well, data storage is 90% Asia. Okay?

11

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

Jesse Pichel - Merrill Lynch & Co. - Analyst

Right, but how about semiconductor units and semiconductor capital equipment?

John Villas - Engetris, Inc. - CFO

We are really a worldwide company, Jesse, and we service those customers wherever they are. So there are fluctuations in different quarters, depending on which fabs are spending money at 300 mm, so the capital spending doesn’t really — you know, it’s pretty consistent. We saw a little bit of a softening last quarter globally with all of our sales in Asia-Pacific, a little bit of strength in North America, but that can be driven simply by North American-based IDMs buying more FOUPs and so forth, and maybe the Asia Pacific was down a little bit but that flip over in a subsequent quarter very quickly.

Jim Dauwalter - Entegris, Inc. - CEO

You know, the other piece, Jesse, is the fact that we sell to OEMs. Of course, as they deploy their product, they go to multiple regions and we kind of lose sight of that a little bit. Typically, we don’t see huge region fluctuations unless there’s a big red flag waving for everyone out there, so it’s pretty stable on a quarter-to-quarter basis, as it relates to Entegris’ not only visibility but also the kind of product offerings that we provide.

Jesse Pichel - Merrill Lynch & Co. - Analyst

Thank you. See you next month.

Operator

Vijay Rakesh, Next Generation Equity.

Vijay Rakesh - Next Generation Equity Research - Analyst

Just a couple of questions — looking out the next quarter, what are your expectations of gross margins now that you’re consolidating (indiscernible) production area from Chaska?

John Villas - Engetris, Inc. - CFO

Well, we would expect, Vijay, gross margins to be pretty similar to this last quarter. Normally, with sales — our expectations of sales being pretty flat but with the $3 million non-recurring unusual charge we’re going to take for redeploying assets, that’s depreciating some of our assets and readying our facilities and moving things around; that’s going to lower gross margins, obviously, by quite a bit. We will continue to manage the business effectively and focus on growing our operating income line and leveraging our infrastructure.

Vijay Rakesh - Next Generation Equity Research - Analyst

Going back, I just want to take a look at the cap spending side. How much did your 300 mm FOUP increase quarter-over-quarter in the third quarter? What do you see going forward on the 300 mm side only?

12

FINAL TRANSCRIPT

Jun. 16. 2005 / 8:30AM, ENTG - Q3 2005 Entegris, Inc. Earnings Conference Call

John Villas - Engetris, Inc. - CFO

Yes, I think, as I mentioned earlier, 300 mm FOUPs were up double-digit percentages third quarter over the second quarter and our guidance for this next quarter is flat. So, you know, we don’t expect things on the whole to change drastically in this fourth quarter from where we just finished.

Vijay Rakesh - Next Generation Equity Research - Analyst

Okay. Now that you’re merging with Mykrolis and you have a much broader semiconductor base, do you plan to revisit the (indiscernible) and life sciences businesses, or what’s the take there?

Jim Dauwalter - Entegris, Inc. - CEO

Yes, as that comes together and just the discussions we’ve had around planning is I think we will be looking at all of our businesses and how they are positioned, things that we should participate in, and how we can advance in certain areas, and you know, it just affords us a whole lot of opportunity. We will be constantly looking at that.

Operator

This does conclude today’s question-and-answer session. At this time, I would like to turn the call back over to management for any additional or closing remarks.

Jim Dauwalter - Entegris, Inc. - CEO

Thanks and thank you all for taking time for joining us today.

I would like to invite you to visit us at Semicon West. It is the largest semiconductor equipment and materials tradeshow, and it’s being held in San Francisco next month. I think you are all aware of that. A tour of our trade show display and show floor will demonstrate I think the depth and the breadth of our materials integrity management offering and what really sets Entegris apart from the competition. So, please call Heide Erickson if you’d like additional information, or if you have questions related to this quarter’s financial performance. Again, thank you for your interest in Entegris and I wish you all a good day.

Operator

This does conclude today’s conference. Thank you for your participation. You may now disconnect.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2005, Thomson Financial. All Rights Reserved.

streetevents@thomson.com	617.603.7900	www.streetevents.com	13

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) has filed a joint proxy statement/prospectus with the Securities and Exchange Commission. A registration statement on Form S-4 also has been filed with the SEC. Security holders of each company and other investors are urged to read the registration statement and the joint proxy statement/ prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction because they contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Entegris, Mykrolis and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Entegris’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Form 10-K filed with the SEC on November 12, 2004, and information regarding Mykrolis’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Mykrolis on March 26, 2004 and in its Form 10-K filed with the SEC on March 11, 2005 (as amended by Form 10-K/A filed with the SEC on April 14, 2005). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Forward-Looking Statements

Certain statements in this press release regarding Entegris, Inc., Mykrolis Corporation, the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “feel,” “believe,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Entegris, Mykrolis, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Entegris and Mykrolis, including their most recently filed Forms 10-K; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Entegris and Mykrolis, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Entegris and Mykrolis; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this presentation. Entegris and Mykrolis expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Entegris and Mykrolis with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.